Exhibit 99.1

Regencell Bioscience Holdings Limited Announces the Forward Stock Split is Effected

HONG KONG, June 17, 2025 – Regencell Bioscience Holdings Limited (Nasdaq: RGC) (the “Company”), today announced that the Company has effected a 38-for-one forward stock split paid in the form of a stock bonus (the receipt of 37 additional shares for every share held on the record date) that it announced on June 2, 2025.

There are no changes to the Company’s name, CUSIP or current trading symbol in connection with the forward stock split.

No action is required by shareholders in connection with the forward stock split. Shareholders who hold their shares through a brokerage account will have their shares automatically adjusted to reflect the forward stock split. Registered shareholders will receive their additional shares through the Company’s transfer agent.

About Regencell Bioscience Holdings Limited

We are an early-stage bioscience company that focuses on research, development and commercialization of Traditional Chinese Medicine for the treatment of neurocognitive disorders and degeneration, specifically Attention Deficit Hyperactivity Disorder and Autism Spectrum Disorder. Our goal is to save and improve the lives of the patients, their families and caregivers and become a market leader for natural and holistic treatments for neurological disorders globally.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual reports to shareholders, in its and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; changes in the Company’s expenditures; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date hereof, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

CONTACT:

Regencell Bioscience Holdings Limited Investor Relations
James Chung
ir@rgcbio.com

SOURCE:

Regencell Bioscience Holdings Limited